Mail Room 4561

December 12, 2006

Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

>   **Re: Alanco Technologies, Inc.**
>   **Amendment No. 1 to Form S-3**
>   **Filed on November 14, 2006**
>   **File No. 333-137849**
>
>   **Form 10-KSB/A for the fiscal year ended June 30, 2006**
>   **File No. 0-09347**

Dear Mr. Kauffman:

We have reviewed your responses and have the following comments. Please note that all references to prior comments relate to our comment letter dated November 3, 2006.

General

1. Please be advised that pending comments relating to the Schedule 14A Proxy Statement must be resolved before we can act favorably upon a request for acceleration of the Form S-3.

Cover Page

2. Please remove from the cover page the reference to the reverse split as the cover page disclosure must be limited to the requirements of Item 501 of Regulation S-B. You may include this disclosure in the summary section or elsewhere in the prospectus, as appropriate.

Risk Factors, page 5

3. Please refer to prior comment 3, which we reissue. We note your revisions to this section; however, the disclosure is still in need of revision. As previously indicated, each risk factor should begin with a subheading that succinctly characterizes the discussion

that follows and specifically identifies the risk you wish to highlight. Please revise this section to provide descriptive risk factor subheadings for each discrete risk you identify. See sample comments #36 and #38 in Staff Legal Bulletin 7A, which is publicly available on our website at www.sec.gov, for guidance. In addition, please be sure to differentiate the heading of each risk factor from the body of the risk factor, such as by using bold text or capitalization.

Form 10-K/A for the fiscal year ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

4. Please refer to prior comment 13 through 16. We note your revisions to this section; however, the revised disclosure is not responsive to the issues raised. For example, you state on page 10 that "State governments are considering … applying for federal grants" under programs you list to finance the adoption of RFID technology. You suggest, though you do not explicitly state, that a reason for the drop in revenues in the RFID Technology segment is the high cost of the RFID technology, which customers are unable to finance. Has there been a change in the prices charged for your products and services such that they are surpassing your customers' purchasing ability? If not, why is purchasing power now a factor in the decrease in sales? Was the decrease in sales due instead to a decrease in volume sold? Your discussion of the complexity of the process and customers' ability to pay for the product does not directly address what you experienced a drop in sales over the prior year. What factors changed in fiscal year 2006 from fiscal year 2005 or is the decrease part of a discernable trend from 2005 to 2006? It is still unclear from your disclosure why management believes sales in RFID technology dropped 23%.

5. We reissue prior comment 14. In response to our comment inquiring about how the product mix changed, you added merely that they changed "to higher margin products." This added language does not respond to our comments regarding the reasons for the change the changes and is vague as to the nature of the changes made. Please explain what products were dropped from the mix and what higher margin products were added and the reasons for these changes.

6. Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and gross profit, sales and marketing, research and development and general and administrative. As one example only, quantify the factors you cite as reasons for the increase in operating loss on page 10, namely "increased operating losses in the RFID Technology segment and a reduction in operating income in the Data Storage segment, offset by a decrease in corporate

expenses." Quantify all offsetting factors as well. See Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources.

7. Please refer to prior comment 17. Tell us whether you have entered into a definitive agreement with respect to the $4 million debt financing, which you indicate "was expected to be completed by September 30, 2006. If it has not been completed and you do not currently have sufficient cash funds to complete the year, please revise the risk factor disclosure in the pending registration statement to provide specific information regarding the number of months your current cash resources will fund operations, how much additional capital you will require to complete the year.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen Parker, Branch Chief, at 202-551-3611. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 480-348-1471
       Steven P. Oman, Esq.